August 2, 2013

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             EchoStar Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 20, 2013

File No. 1-33807

Dear Mr. Spirgel:

We refer to the telephone conversation between the undersigned, Executive Vice President, Chief Financial Officer and Treasurer of EchoStar Corporation (the “Company”), and the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on August 1, 2013 in connection with the letter, dated July 22, 2013 (the “Comment Letter”), from the Staff regarding the annual report on Form 10-K of the Company for the fiscal year ended December 31, 2012.

We understand the Staff has requested that the Company respond to the Staff’s comments within 10 business days from the date of the Comment Letter.  The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing its responses to these comments.  Regrettably, partly due to the fact that the Company is currently in the process of preparing its quarterly report on Form 10-Q for the quarter ended June 30, 2013, the Company believes that it will not be in a position to respond to all of the Staff’s comments by August 5, 2013.  However, the Company expects that it will be in a position to respond to these comments by August 16, 2013, and would be grateful if the Staff could accommodate the Company in this regard.

EchoStar Corporation

100 Inverness Terrace East • Englewood, CO 80112 • Tel: 303.706.4000

Please contact the undersigned at (303) 706-4790 or Cleo V. Belmonte at (301) 428-2825 should the Staff have any questions regarding the foregoing.

Sincerely,

/s/ David J. Rayner
David J. Rayner
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Robert S. Littlepage
Joe Cascarano
Greg Dundas
Paul Fischer
(Securities and Exchange Commission)